Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Preferred Share Dividends

	Successor				Predecessor
	2015	2014	2013		Period from January 1, through May 13, 2013		2012	2011
Pretax income (loss) from continuing operations	$39,720	$30,505	$2,152		($50,461)		$49,975	$44,974
Fixed charges	30,704	43,078	24,531		1,439		2,806	3,236

Adjusted earnings	$70,424	$73,583	$26,683		($49,022)		$52,781	$48,210

Fixed Charges and Preferred Dividends:
Interest expense (including amortization of deferred financing fees)	30,704	43,078	24,531		1,439		2,806	3,236
Preferred share dividends	9,641	12,797	9,369		0		0	0

Total fixed charges and preferred dividends	$40,345	$55,875	$33,900		$1,439		$2,806	$3,236

Ratio of earnings to fixed charges and preferred dividends	1.7	1.3	0.8	(a)	(34.1	)(b)	18.8	14.9

(a)	For the 2013 Successor period, the deficiency was $6.5 million.
(b)	For the 2013 Predecessor period, the deficiency was $50.5 million.